CARDERO RESOURCE CORP.
Suite 2300 – 1177 West Hastings Street
Vancouver, British Columbia
Canada V6E 2K3

NOTICE OF 2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the 2012 annual general meeting (the “Meeting”) of the shareholders of CARDERO RESOURCE CORP. (the “Company”) will be held in the Port of Vancouver Room, Renaissance Vancouver Harbourside Hotel, 1133 West Hastings Street, Vancouver, British Columbia, on Thursday, September 13, 2012, at the hour of 2:00 p.m. (Vancouver time), for the following purposes:

1.

To receive the audited consolidated financial statements of the Company for the fiscal year ended October 31, 2011 (with comparative statements relating to the preceding fiscal period) together with the report of the auditor thereon;

2.	To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company for the fiscal year ending October 31, 2012 and to authorize the directors to fix its remuneration;

3.	To elect directors;

4.

To consider and, if thought fit, pass, with or without variation, an ordinary resolution approving the new 2012 incentive stock option plan of the Company, as more particularly described in the accompanying Information Circular; and

5.	To transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Shareholders of the Company who are unable to attend the meeting in person are requested to complete, sign and date the enclosed Proxy/Voting Instruction Form and to mail it to or deposit it with Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. In order to be valid and acted upon at the meeting, an executed Proxy/VIF must be received by Computershare prior to 4:30 p.m. (PDT) on Monday, September 10, 2012.

The Company has fixed the close of business on the 9th day of August, 2012 as the record date for the determination of shareholders who are entitled to receive notice of, and to vote at, the Meeting. The transfer books of the Company will not be closed. Only shareholders of the Company of record as at that date are entitled to receive notice of and to vote at the Meeting. The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is incorporated into this Notice. Please advise the Company of any change in your address.

DATED at Vancouver, British Columbia, this 17th day of August, 2012.

BY ORDER OF THE BOARD

                           “Michael Hunter” (signed)
MICHAEL HUNTER, President & CEO